Mail Stop 3720

October 1, 2007

Via U.S. Mail and Fax (673-237-9287)

Mr. Carmen Ragusa, Jr.
Vice President of Finance and Administration
MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

> **RE:** **MDU Communications International, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed January 2, 2007**
> **File No. 000-26053**

Dear Mr. Ragusa:

We have reviewed your supplemental response letter dated September 12, 2007 as well as your filing and have the following comments. As noted in our comment letter dated August 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.  We note your response to comment 1b that "EBITDA, as adjusted" is an approximate measure of your operating cash flows and that it determines the ability of your current and projected subscriber base to fund required and discretionary spending for growth initiatives. In this regard, it appears that you consider the non-GAAP measure a liquidity measure. However, we note your disclosures on page 16 that you consider it a performance measure. Please clarify your disclosures and advise us. If you consider it to be both a performance and a liquidity measure, you should provide a separate reconciliation of the non-GAAP measure to cash flow from operating activities, the most directly comparable GAAP liquidity measure. Please revise in future filings or advise us.

2.      Refer to the second paragraph of your response to comment 1b. We note your representation that "EBITDA, as adjusted" is a material financial covenant of your credit facility.  Please tell us and disclose, in future filings, the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Refer to Question 10 to FAQ Regarding the Use of Non-GAAP Financial Measures.

3.      We note your response to comment 3. With respect to the equipment discounts you receive from DirecTV, explain to us why it is appropriate under GAAP to recognize the discounts as revenue rather than as a reduction in the cost of the equipment.  Also, quantify for us the amount of discounts received and the amount of revenues recognized in each of the last five fiscal years and in the subsequent interim period. We refer you to the guidance in EITF 02-16.

4.      We note in the second paragraph of your response to comment 4 that you provide your communications services through four offices in the US.  Further, you state that your Chief Executive Officer evaluates the Company's performance on a geographical basis. In the last paragraph of your response you state that your four geographical regions meet the paragraph 17 criteria for aggregation.  Please provide us a more detailed analysis that demonstrates how they meet all of the criteria identified in paragraph 17 of SFAS No. 131.  This should address, in detail, any differences in the regulatory environment in the four regions.  Also, please provide us a comparative analysis of historic gross margins realized by the four regional offices and include any other measures of performance utilized by your Chief Executive Officer.

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        Please respond to the above comments within 10 business days or tell us when you will provide us with a response.  Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director